Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
EMRISE CORPORATION
a Delaware corporation

The undersigned, Carmine T. Oliva, hereby certifies that:

1.	He is the president and Chief Executive Officer of EMRISE Corporation, a Delaware corporation (the
“Corporation”).

2.	Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the existing first paragraph and replacing it in its entirety with the following:

The corporation is authorized to issue one class of capital stock to be designated “Common Stock” and another class of capital stock to be designated “Preferred Stock.” The total number of shares of Common Stock that the corporation is authorized to issue is one hundred fifty million (150,000,000), with a par value of $.0033 per share. The total number of shares of Preferred Stock that the corporation is authorized to issue is ten million (10,000,000), with a par value of $.01 per share.

Effective as of November 19, 2008, each 3.75 issued and outstanding shares of Common Stock at such time shall be automatically reclassified and changed into One (1) share of Common Stock, without any action by the holder thereof, provided, however, that fractional shares shall be rounded up to the nearest whole share.

3.	The foregoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the corporation.

I further declare under penalty of perjury under the laws of the State of Delaware that the matters set forth in this certificate are true and correct of my own knowledge.

Dated as of November 19, 2008

/s/ Carmine T. Oliva
Carmine T. Oliva, President and Chief Executive Officer